UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 26, 2026

FIRST FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 0-16759

Indiana	35-1546989
(State or other jurisdiction	(I.R.S. Employer
incorporation or organization)	Identification No.)

One First Financial Plaza, Terre Haute, IN	47807
(Address of principal executive office)	(Zip Code)

(812) 238-6000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.125 per share	THFF	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 8-K filed on August 27, 2026 is being filed solely to correct an inadvertent administrative error on the cover page of the Original Report. The Original Report was intended to satisfy the filing requirements of Rule 425 under the Securities Act of 1933 with respect to the proposed merger transaction described therein; however, the Rule 425 checkbox on the cover page was not marked.

Item 1.01 Entry into a Material Definitive Agreement.

On August 26, 2026, First Financial Corporation, Terre Haute, Indiana (“FFC” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Illinois Corporation, Decatur, Illinois (“First Illinois”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Illinois will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Immediately after the effective time of the Merger (the “Effective Time”) or simultaneously therewith, the Company intends to merge Hickory Point Bank and Trust, the indirect wholly owned subsidiary of First Illinois, with and into First Financial Bank, National Association, a wholly owned subsidiary of the Company, with First Financial Bank, National Association as the surviving institution (the “Bank Merger”).

The Merger Agreement was approved unanimously by the Board of Directors of the Company and First Illinois. The Merger is expected to be completed in the fourth calendar quarter of 2026, subject to customary closing conditions discussed below. A copy of the Merger Agreement is included as Exhibit 2.1 to this Current Report on Form 8-K. A summary of the material terms of the Merger Agreement follows.

Under the terms of the Merger Agreement, subject to the allocation and election procedures set forth therein, each outstanding share of First Illinois common stock will be converted into the right to receive either 0.5727 shares of FFC common stock or $44.35 in cash, with 70% of First Illinois common stock to be exchanged for FFC common stock and 30% to be exchanged for cash, in each case subject to the terms of the Merger Agreement. Cash will be paid in lieu of fractional shares. The stock or cash consideration, as applicable, is referred to as the “Merger Consideration.”

The Merger Consideration is subject to a potential downward adjustment based on First Illinois’ adjusted consolidated shareholders’ equity as of the close of business on the closing date. If such adjusted shareholders’ equity is less than $82,437,826, the Merger Consideration will be reduced on a dollar-for-dollar basis by the amount of the shortfall, subject to certain specified exclusions for transaction-related expenses, benefit-plan costs, changes in accumulated other comprehensive income relating to available-for-sale securities and other items specified in the Merger Agreement.

At the Effective Time, (i) each outstanding option to purchase shares of First Illinois common stock will be canceled in exchange for a cash payment equal to the product of (A) the excess, if any, of $44.35 over the exercise price per share, multiplied by (B) the number of shares subject to the option (net of applicable withholding); (ii) each restricted stock award in respect of First Illinois common stock that is outstanding and unvested immediately prior to the Effective Time shall automatically vest in full, and the underlying shares shall be treated as outstanding First Illinois common stock entitled to the Merger Consideration; and (iii) each outstanding stock appreciation right shall be canceled in exchange for a cash payment pursuant to the terms of the applicable award agreement and plan.

Based on FFC’s closing price of $79.07 per share as of August 26, 2026, the Merger Consideration represents an aggregate transaction value of approximately $111.3 million. Upon consummation of the Merger, First Illinois’ shareholders are expected to own approximately 8% of the combined company.

The Merger Agreement contains customary representations and warranties from both the Company and First Illinois, as well as customary covenants, including, among others: (1) conduct-of-business restrictions during the period between signing and closing; (2) First Illinois’ obligation to call a special meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders vote in favor of the proposal; and (3) non-solicitation provisions limiting First Illinois from seeking or engaging in alternative acquisition proposals.

Completion of the Merger is subject to customary conditions, including approval by First Illinois’ shareholders and the receipt of required regulatory approvals. Each director of First Illinois has executed a voting agreement to vote his shares of First Illinois common stock in favor of the Merger Agreement.

The Merger Agreement provides certain termination rights for both FFC and First Illinois and specifies that First Illinois will be required to pay a termination fee of $4.4 million under certain circumstances, as described in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement should be read in conjunction with the other information about the Company and First Illinois, their respective affiliates and businesses, that will be contained in or incorporated by reference into the Registration Statement on Form S-4, which will include a proxy statement of First Illinois and a prospectus of the Company, as well as in other filings the Company makes with the Securities and Exchange Commission (“SEC”).

The inclusion of the Merger Agreement as an exhibit is intended to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, First Illinois, or their respective subsidiaries or affiliates. The representations, warranties, and covenants in the Merger Agreement were made only as of specific dates, solely for the benefit of the parties, and may be subject to limitations, materiality standards, or confidential disclosures agreed to by the parties. Investors should not rely on these provisions as characterizations of the actual condition of the Company, First Illinois, or any of their subsidiaries or affiliates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and such subsequent information may or may not be reflected in the Company’s public disclosures.

Item 7.01 Regulation FD Disclosure

On August 27, 2026, the Company and First Illinois issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. In addition, the Company has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which is expected to be used in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

First Illinois has also prepared certain communications regarding the Merger Agreement and the transactions contemplated thereby, including an email to colleagues (employees), a letter to shareholders and an internal FAQ for colleagues (employees). Copies of these communications are attached as Exhibits 99.3, 99.4 and 99.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this Current Report on Form 8-K is furnished pursuant to Item 7.01 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to Item 7.01 of this Current Report on Form 8-K.

Forward-Looking Statements.

Certain statements contained in this report, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections, and benefits relating to the proposed merger between FFC and First Illinois, which are subject to numerous assumptions, risks and uncertainties. Words such as ‘‘believes,’’ ‘‘anticipates,’’ “may,” “will,” “should,” “likely,” “expected,” “estimated,” ‘‘intends,’’ “future,” “plan,” “goal,” “seek,” “project,” or the negative of these terms and other similar expressions may identify forward-looking statements, but are not the exclusive means of identifying such statements. Please refer to FFC’s Annual Report on Form 10-K for the year ended December 31, 2025, as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties, and factors that could cause actual results to differ from those discussed in the forward-looking statements. FFC intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. Investors and security holders may obtain free copies of FFC’s SEC filings without charge at the SEC’s website at https://www.sec.gov or under the “Investor Relations” section of FFC’s website at https://investor.first-online.bank.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by FFC with the SEC, risks and uncertainties for FFC, First Illinois, and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of First Illinois’ operations with those of FFC and First Financial Bank will be materially delayed or will be more costly or difficult than expected; the inability to close the proposed merger in a timely manner; the inability to complete the proposed merger due to the failure of First Illinois’ stockholders to adopt and approve the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the proposed merger on FFC’s, First Financial Bank’s, First Illinois’, Hickory Point Bank’s, or the combined company's respective customer and employee relationships, operating results, or market price; the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected or unknown factors, events, or liabilities; potential litigation or regulatory action related to the proposed merger; and general competitive, economic, political and market conditions, and fluctuations. All forward-looking statements included in this report are made as of the date hereof and are based on information available at the time of this report. Except as required by law, neither FFC nor First Illinois assumes any obligation to update any forward-looking statement.

Additional information regarding the risks and uncertainties that could affect future results of FFC and First Illinois can be found in FFC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2026, and other filings with the SEC, available free of charge on the SEC’s website at www.sec.gov.

Annualized, pro forma, projected, and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, FFC will file materials with the SEC, including a registration statement on Form S-4. The registration statement will include a proxy statement of First Illinois that also constitutes a prospectus of FFC, which will be sent to the stockholders of First Illinois. This press release is not a substitute for the proxy statement/prospectus or the registration statement or for any other document that FFC may file with the SEC and send to First Illinois’ stockholders in connection with the proposed transaction. FIRST ILLINOIS’ STOCKHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY FFC WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FFC, FIRST ILLINOIS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND OTHER MATTERS.

When filed, the registration statement and other documents relating to the merger filed by FFC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing FFC’s website at https://investor.first-online.bank under the “Investor Relations” section. Alternatively, these documents, when available, can be obtained free of charge from FFC upon written request to First Financial Corporation, Attn: Norman D. Lowery, President and CEO, One First Financial Plaza, Terre Haute, Indiana 47807 or by calling 812-238-6185. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

First Financial, First Illinois and their respective directors, executive officers, and certain other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from First Illinois’ stockholders in connection with the proposed merger. Information regarding the directors and executive officers of First Financial is included in its definitive proxy statement for its 2026 annual meeting filed with the SEC on March 17, 2026. Information regarding the directors and executive officers of First Illinois and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and other materials when they are filed by First Financial with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the section above.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among First Financial Corporation and First Illinois Corporation, dated as of August 26, 2026*
99.1	Press Release dated August 27, 2026, issued by First Financial Corporation
99.2	Investor Presentation, dated August 27, 2026
99.3	Email to Colleagues (Employees) dated August 27, 2026
99.4	Letter to Shareholders dated August 27, 2026
99.5	Internal FAQ for Colleagues (Employees) dated August 27, 2026
104	Cover page interactive data file (embedded with the Inline XBRL document)

* Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachments to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Corporation

Dated August 27, 2026
/s/ Rodger A. McHargue
Rodger A. McHargue
Secretary/Treasurer and Chief Financial Officer